Exhibit 12.1

PINNACLE WEST CAPITAL CORPORATION
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Six Months Ended	Twelve Months Ended
	June 30,	December 31,
	2004	2003	2002	2001	2000	1999
Earnings:
Income from continuing Operations	$100,825	$230,576	$206,198	$327,367	$302,332	$269,772
Income Taxes	59,654	105,560	132,228	213,535	194,200	141,592
Fixed Charges	111,317	235,658	219,651	211,958	202,804	194,070

Total	$271,796	$571,794	$558,077	$752,860	$699,336	$605,434

Fixed Charges:
Interest Expense	95,210	204,590	187,512	175,822	166,447	157,142
Estimated Interest Portion of Annual Rents	16,107	31,068	32,139	36,136	36,357	36,928

Total Fixed Charges	$111,317	$235,658	$219,651	$211,958	$202,804	$194,070

Ratio of Earnings to Fixed Charges (rounded down)	2.44	2.42	2.54	3.55	3.44	3.11